SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ChargePoint Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

15961R105
(CUSIP Number)

James V. Baird
Q-GRG VII (CP) Investment Partners, LLC
800 Capitol Street, Suite 3600
Houston, Texas 77002
Telephone: (713) 452-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15961R105	SCHEDULE 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS
Q-GRG VII (CP) Investment Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,587,439 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,587,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,587,439 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1.
This amount includes 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable.

2.
Calculation is based on the sum of (i) approximately 320,298,423 shares of Common Stock outstanding, based on information from the Issuer, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 3 of 7
1	NAMES OF REPORTING PERSONS
QEM VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,587,439 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,587,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,587,439 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO (Limited Liability Company)

1.
This amount includes 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable.

2.
Calculation is based on the sum of (i) approximately 320,298,423 shares of Common Stock outstanding, based on information from the Issuer, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 4 of 7
1	NAMES OF REPORTING PERSONS
S. Wil VanLoh, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,587,439 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,587,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,587,439 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.
This amount includes 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable.

2.
Calculation is based on the sum of (i) approximately 320,298,423 shares of Common Stock outstanding, based on information from the Issuer, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 5 of 7
1	NAMES OF REPORTING PERSONS
Dheeraj Verma

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,587,439 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,587,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,587,439 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.
This amount includes 11,124,073 shares of Common Stock (as defined herein) over which the Reporting Person has the right to acquire beneficial ownership upon exercise of Warrants (as defined herein), which are currently exercisable.

2.
Calculation is based on the sum of (i) approximately 320,298,423 shares of Common Stock outstanding, based on information from the Issuer, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. 15961R105	SCHEDULE 13D	Page 6 of 7
Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of ChargePoint Holdings, Inc., a Delaware corporation (the “Issuer” or “ChargePoint”). The principal executive offices of the Company are located at 240 East Hacienda Avenue, Campbell, CA 95008. This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 8, 2021 (together with this Amendment No. 1, the “Schedule 13D”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Business Combination, the Reporting Persons received the contingent right to receive up to a maximum of 3,388,533 Earnout Shares upon the achievement of three Triggering Events (as defined in the Business Combination Agreement) within five years of the February 26, 2021 closing of the Merger. The three "Triggering Events" are (i) the date on which the volume-weighted average closing sale price of the Issuer's Common Stock is greater than or equal to $15.00 for any ten trading days within any twenty consecutive trading day period; (ii) the date on which the volume-weighted average closing sale price of the Issuer's Common Stock is greater than or equal to $20.00 for any ten trading days within any twenty consecutive trading day period; and (iii) the date on which the volume-weighted average closing sale price of the Issuer's Common Stock is greater than or equal to $30.00 for any ten trading days within any twenty consecutive trading day period. In addition, Trigger Events may occur upon a Change of Control (as defined in the Business Combination Agreement).  The first two Triggering Events occurred on the same date, and pursuant to the terms of the Business Combination Agreement, 2,259,022 Earnout Shares were issued to the Reporting Persons on March 19, 2021. The third Triggering Event occurred and, pursuant to the terms of the Business Combination Agreement, the remaining 1,129,511 Earnout Shares were issued to the Reporting Persons on July 1, 2021. The issuance of these Earnout Shares was part of the merger consideration in the Merger transaction.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

 (a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 37,587,439 shares of Common Stock, which amount includes (i) 26,463,366 shares of Common Stock held directly by Q-GRG, (ii) 5,854,775 Shares issuable upon conversion of Warrants held directly by Q-GRG, which are currently exercisable, with a strike price of $9.03 and an expiration date of November 16, 2028, and (iii) 5,269,298 Shares issuable upon conversion of Warrants held directly by Q-GRG, which are currently exercisable, with a strike price of $6.02 and an expiration date of July 31, 2030. As of the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 11.3% of the Common Stock outstanding. The percentages reported herein are based on the sum of (i) approximately 320,298,423 shares of Common Stock outstanding, based on information from the Issuer, plus (ii) the 11,124,073 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person, which have been added to the total shares of Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 26,463,366  shares of Common Stock and 11,124,073 shares of Common Stock obtainable upon exercise of Warrants held directly by Q-GRG.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as disclosed herein, none of the Reporting Persons have effected any transactions in Common Stock during the past 60 days.

CUSIP No. 15961R105	SCHEDULE 13D	Page 7 of 7
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2021

Q-GRG VII (CP) Investment Partners, LLC

By:	/s/ James V. Baird
Name: James V. Baird
Title: General Counsel

QEM VII, LLC

By:	/s/ James V. Baird
Name: James V. Baird
Title: General Counsel

S. WIL VANLOH, JR.

By:	/s/ S. Wil VanLoh, Jr.
S. Wil VanLoh, Jr.

DHEERAJ VERMA

By:	/s/ Dheeraj Verma
Dheeraj Verma